11017124

UNITED STATES
[redacted]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number. | 3235-0123 |
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**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

SEC
Mail Processing
Section

FEB 24 2011

Washington, DC
124

| SEC FILE NUMBER |
|---|
| 8-67191 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **FIRST ASSET FINANCIAL, INC.**

| OFFICAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 E. IRON AVENUE
(No. and Street)

| SALINA | KANSAS | 67401 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT HAMMAN (785) 825-5050
(Area Code - Telephone No.)

## B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

| 100 E. SYBELIA AVENUE, SUITE 130 | FLORIDA | 32751 |
|---|---|---|
| (Address and City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.**

# OATH OR AFFIRMATION

I, ROBERT HAMMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or FIRST ASSET FINANCIAL, INC., as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL H. OLSON
NOTARY PUBLIC
STATE OF KANSAS
Exp. 2-14-14

Signature

PRESIDENT
Title

2/14/11
Public Notary

This report** contains (check all applicable boxes);

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FINANCIAL STATEMENTS

# FIRST ASSET FINANCIAL, INC.

# December 31, 2010

**FIRST ASSET FINANCIAL, INC.**
**FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED DECEMBER 31, 2010**

**TABLE OF CONTENTS**

# Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

## INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
First Asset Financial, Inc.
Salina, Kansas

We have audited the accompanying statements of financial condition of First Asset Financial, Inc. as of December 31, 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidenced supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Asset Financial, Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on pages 9 and11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, PA

Maitland, Florida
February 14, 2011

**FIRST ASSET FINANCIAL, INC.**

**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2010**

**ASSETS**

| | | |
|---|---|---|
| **Assets:** | | |
| Cash and cash equivalents | $ | 26,777 |
| Commissions receivable | | 98,569 |
| Furniture and equipment, net of accumulated depreciation of $17,107 | | 9,094 |
| Deposits with clearing broker | | 10,000 |
| | $ | 144,440 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

| | | |
|---|---|---|
| **Liabilities:** | | |
| Accounts payable and accrued liabilities | $ | 4,264 |
| Commissions payable | | 69,385 |
| | | 73,649 |
| **Stockholders' equity:** | | |
| Common stock, $1 par value; 10,000 shares authorized, issued and outstanding | | 10,000 |
| Additional paid-in capital | | 45,000 |
| Treasury stock | | (3,000) |
| Retained earnings | | 18,791 |
| | | 70,791 |
| | $ | 144,440 |

The accompanying notes are an integral part of these financial statements.

**FIRST ASSET FINANCIAL, INC.**

**STATEMENT OF OPERATIONS**
**For the Year Ended December 31, 2010**

| | |
|---|---|
| **Revenues:** | |
| Commissions and fees | $ 796,030 |
| Other income | 94,811 |
| **Total revenues** | 890,841 |
| **Expenses:** | |
| Commission expense | 599,751 |
| Compensation and employee benefit | 116,273 |
| Occupancy | 6,000 |
| Professional fees | 2,640 |
| Licenses and registration | 24,573 |
| Telephone and communications | 5,713 |
| Other operating expenses | 34,668 |
| Total expenses | 789,618 |
| **Net income** | $ 101,223 |

The accompanying notes are an integral part of these financial statements.

**FIRST ASSET FINANCIAL, INC.**

**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**
**For the Year Ended December 31, 2010**

| | Common Stock | | Additional Paid-in Capital | Treasury Stock | Retained Earnings | Total |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| **Balances, December 31, 2009** | 10,000 | $ 10,000 | $ 45,000 | $ (3,000) | $ 70,518 | $ 122,518 |
| Net income | | | | | 101,223 | 101,223 |
| Distributions | | | | | (152,950) | (152,950) |
| **Balances, December 31, 2010** | 10,000 | $ 10,000 | $ 45,000 | $ (3,000) | $ 18,791 | $ 70,791 |

The accompanying notes are an integral part of these financial statements

## FIRST ASSET FINANCIAL, INC.

## STATEMENT OF CASH FLOWS
### For the Year Ended December 31, 2010

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net income | $ 101,223 |
| Adjustments to reconcile net income to net cash flows from operating activities: | |
| Depreciation | 2,274 |
| (Increase) decrease in: | |
| Commissions receivable | (21,439) |
| Increase (decrease) in: | |
| Accounts payable and accrued liabilities | 2,149 |
| Commissions payable | 18,099 |
| **Net cash provided by in operating activities** | 102,306 |
| **Cash flows from financing activities:** | |
| Distributions to stockholders | (152,950) |
| **Net cash used in financing activities** | (152,950) |
| Net increase in cash and cash equivalents | (50,644) |
| **Cash and cash equivalents at beginning of period** | 77,421 |
| **Cash and cash equivalents at end of period** | $ 26,777 |

The accompanying notes are an integral part of these financial statements.

## FIRST ASSET FINANCIAL, INC.

## NOTES TO FINANCIAL STATEMENTS
December 31, 2010

### Note 1 – Summary of Significant Accounting Policies

*Nature of Business*

First Asset Financial, Inc. ("the Company") is a securities broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated in June 2005.

The Company's commission income is substantially derived from purchases and sales of securities on behalf of customers. The Company does not engage in proprietary trading activities. In addition, the Company is an approved dealer for various mutual fund houses and is an agent for various insurance companies. Any transactions with these mutual fund houses or insurance companies are consummated directly between the customer and the mutual fund house or insurance company; the Company receives a commission as agent.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

*Cash and Cash Equivalents*

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2010, the Company had no uninsured cash balances.

*Estimates*

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Income Taxes*

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

*Fair Value of Financial Instruments*

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

*Advertising Costs*

Advertising costs are expensed as incurred. Advertising costs for the year ended December 31, 2010 were approximately $773.

**Note 2 – Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2010, the Company's had excess net capital of $43,424 and a net capital ratio of 1.52 to 1.

**Note 3 – Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk**

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2010, margin accounts guaranteed by the Company guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

## FIRST ASSET FINANCIAL, INC.

## NOTES TO FINANCIAL STATEMENTS
**December 31, 2010**

### Note 4 – Employee Benefit Plan

The Company has a SIMPLE IRA plan covering all of its eligible employees. All employees who have attained the age of 21 and earn at least $5,000 per year are eligible to participate. The Company may contribute 2% of the employees' wages in the SIMPLE IRA. Employees are immediately 100% vested in all contributions. The employee may elect additional salary deferral in the plan up to $12,500 per year (with an additional $2,500 if they are over age 50 in 2010). The Company contributed $2,153 to the plan in 2010.

### Note 5 – Related Party Transactions

The Company rents its facilities, and some of its furniture and equipment from organizations comprised of members of the stockholders' family under an annual agreement. The Company paid $6,000 in rent to the related parties for the lease term January 1, 2010 through December 31, 2010.

The Company has entered into an agreement with another organization comprised of members of the stockholder's family whereby office overhead is reimbursed by the related party. The amount received as a reimbursement from the related party under this arrangement and included in the accompanying financial statements as "other income" was $9,870.

## FIRST ASSET FINANCIAL, INC.
## COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION
## As of December 31, 2010

| | | |
|---|---|---|
| **Computation of basic net capital requirements:** | | |
| Total stockholder's equity qualified for net capital | $ | 70,790 |
| Deductions: | | |
| Non-allowable assets | | |
| Property and equipment, net | | 9,094 |
| Total non-allowable assets | | 9,094 |
| Net capital before haircuts and securities positions | | 61,697 |
| Haircuts: | | |
| 12b-1 fees | | 13,273 |
| | | 13,273 |
| Net capital | | 48,424 |
| Minimum net capital requirements: | | |
| 6 2/3% of total aggregate indebtedness ($73,649) | | |
| Minimum dollar net capital for this broker-dealer ($5,000) | | |
| Net capital requirement (greater of above two requirements) | $ | 5,000 |
| Net capital in excess of required minimum | $ | 43,424 |
| Excess net captial at 1000% | $ | 41,059 |

There are no material discrepancies existing between the above computation and the computation included in the Company's corresponding unaudited Form 17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

**FIRST ASSET FINANCIAL, INC.**
**COMPUTATION OF AGGREGATE INDEBTEDNESS**
**UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF DECEMBER 31, 2010**

| | |
|---|---|
| **Total aggregate indebtedness:** | |
| Accounts payable and accrued expenses | $ 4,264 |
| Commissions payable | 69,385 |
| Aggregate indebtedness | $ 73,649 |
| **Ratio of aggregate indebtedness to net capital** | 1.52 to 1 |

**FIRST ASSET FINANCIAL, INC.**

**INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2010**

With respect to the Computation for Determination of Reserve Requirements under rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

**REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3**

Board of Directors
First Asset Financial, Inc.
Salina, Kansas

In planning and performing our audit of the financial statements of First Asset Financial, Inc. (the "Company") as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Osur and Company, PA

Maitland, Florida
February 14, 2011

# Ohab and Company, P.A.

100 E. Sybelia Ave. Ste. 130
Maitland, FL 32751

*Certified Public Accountants*
E-Mail: ohabco@earthlink.net

Phone 407-740-7311
Fax 407-740-6441

## INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
First Asset Financial, Inc.
110 E. Iron Avenue
Salina, KS 67401

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by First Asset Financial, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating First Asset Financial, Inc's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7T). First Asset Financial, Inc.'s management is responsible for the First Asset Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SI PC-7 for the year ended December 31, 2010 noting no differences;

3. There were no adjustments reported in Form SIPC-7T.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers in the respective cash disbursements record entries recorded in the QuickBooks 2010, software system, supporting there were no adjustments, noting no differences.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed. There was no overpayment noted.

We were not engaged to, and did not conduct an audit, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Orr ord Company, PLC

February 14, 2011

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

Sent 2-14-2011

Working Copy Attached

For the fiscal year ended Dec. 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067191 FINRA DEC
FIRST ASSET FINANCIAL INC 19*19
PO BOX 1364
SALINA KS 67402-1364

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 872
   B. Less payment made with SIPC-6 filed (exclude interest) ( 448 )
   Date Paid
   C. Less prior overpayment applied ( Ø )
   D. Assessment balance due or (overpayment) 424.00
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum Ø
   F. Total assessment balance and interest due (or overpayment carried forward) $ 424.00
   G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 424.00
   H. Overpayment carried forward $( Ø )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Asset Financial
(Name of Corporation, Partnership or other organization)

X Robert J Hamman
(Authorized Signature)

President
(Title)

Dated the 14th day of February, 20 11.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/01, 20 10 and ending 12/31, 20 10
Eliminate cents

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 890,841 |
| **2b. Additions:** | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | Ø |
| (2) Net loss from principal transactions in securities in trading accounts. | Ø |
| (3) Net loss from principal transactions in commodities in trading accounts. | Ø |
| (4) Interest and dividend expense deducted in determining item 2a. | Ø |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | Ø |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | Ø |
| (7) Net loss from securities in investment accounts. | Ø |
| Total additions | Ø |
| **2c. Deductions:** | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 447,421 |
| (2) Revenues from commodity transactions. | Ø |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | Ø |
| (4) Reimbursements for postage in connection with proxy solicitation. | Ø |
| (5) Net gain from securities in investment accounts. | Ø |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | Ø |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | Ø |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rent Income, Service Fees, Reg Fees | 94,811 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø | |
| Enter the greater of line (i) or (ii) | Ø |
| Total deductions | Ø |
| 2d. SIPC Net Operating Revenues | $ 348,609 |
| 2e. General Assessment @ .0025 | $ 871.52 or 872 |
| | (to page 1, line 2.A.) |